INVEST IN **EXTENDED LONGEVITY, INC.**

Extended Longevity - Phytotherapeutic Formulation Protocol





Extended Longevity

extendedlongevity.com Kula HI

Technology | Health & Fitness | Science | Lifespan | Longevity

LEAD INVESTOR

Bernard Lassalle

I am a 72 old male and believe in this product. I have proof of its efficacy as an anti aging product. I have performed multiple independent laboratory epigenome tests that show improvements in the length of my telomeres. These tests revealed a progressive reduction of my physical age.

Invested $15,000 this round

Highlights

1. The Extended Longevity Protocol is an untested way to decelerate the biomarkers of aging.
2. The Products are in production and currently selling. Operational facilities on Maui, HI.
3. Seasoned Management has taken 3 Companies public for successful exits.
4. Epigenome tests show age deceleration of 14 years in a 74 year old man, 12 years in a 58 year woman.
5. Telomere tests show regrowth of telomeres to that of a 10 year old in 74, 68 and 42 year old men.

Our Team

Our Team



Steven M. Schorr Founder & CEO and CSO

An executive with 47 years of experience in the development of biotechnology products and businesses, A patented inventor/entrepreneur and scientist. He has overseen all production, scientific, legal, and international development affairs.

I'm 68, and many of my family and friends have already died, including all of my family of origin. I intend to see my grandchildren (4 boys) and great grandchildren grow and thrive.



Hamiel O. Schorr COO & Director

An expert in product and brand development, specializing in graphic and industrial design. He has worked with several companies and was the production manager for a publicly traded company that worked in the manufacturing of coffee fruit extracts.



Mark Matthews CMO

An experienced creative manager who helped develop WeWork's initial promotional image and has provided strategy for NEXT/NOW, which specializes in AR/VR, Gesture control, Motion tracking, RFID and Projection Mapping.

Pitch



Extended Longevity
Reverse Aging . Extend Life . Optimize Health
Effective Natural Solutions to Life Extension

The dream of every generation, since the dawn of time, is to turn back the clock and experience a youthful vitality. As each wave of humanity enters their "golden" years, explorers and scientists alike search for the proverbial "Fountain of Youth". Appearing in the writings of Herodotus (5th century BC) and the Spanish explorer Juan Ponce de León and noted in the life of Methuselah whose age was "nine hundred sixty-nine years; and he died. 5:21–27", many have tried. However, this holy grail of immortality has been elusive...until now! Now there is Extended Longevity.

We are programed at the molecular level to experience diminished physiological functionality, a time sequenced debilitation followed by degeneration and increased mortality. Now, we have come to understand this program is multi-faceted and called the 10 Determinant Factors of Aging. We know what they are, we know how they function, we know how to measure them, and for the first time in human history we know we can reverse them.

There is now a broad scientific consensus that aging is primarily a degenerative process that is controlled by time-sequenced internal biological clocks, whose effects are felt as we age, across the human organism, and by systemic and cellular reactions to internal conditions. The known biological aging clocks controlling organism-wide functionality that diminish with age are:

- Pineal gland/ Hypothalamus/ Pituitary/ SCN axis disregulation;

- Production of NAD attenuation (essential in the production of ATP, the energy-releasing molecule);

- Thymic involution;

- Blood transcription signaling ratios,

- Telomere attrition; and

- Epigenetic cytosine methylation.

Systemic mechanisms indicated as sources in the regulation of aging include:

- Cellular senescence;
- Stem cell exhaustion;
- Inflammation (and its effect on aging, the so-called "inflammaging" process); and
- Extra-Cellular Matrix stiffening.


THE SOLUTION
Phytotherapeutic Synergistic and Mimetic Herbal Analogs (PSAMHA)
Extended Longevity has identified and formulated natural solutions for 10 determinant factors of aging that extend longevity and prevent the degeneration and debilitation of aging. These formulas are based upon breakthrough bioinformatic research in anti-aging, coupled with the development of effective herbal analogues backed by peer reviewed science. Extended Longevity, treats the factors of aging that lead to failures in biological, DNA, cellular, and systemic health.

Aging is a universal feature of life, ranging from unicellular microorganisms to humans. Longevity depends on the maintenance of cellular functionality, and on the organism's ability to respond to stress. Lifespan is also regulated by genes controlling the activity of metabolism, antioxidant systems, DNA repair, cellular senescence, and cell death. Their functions gradually decline due to random errors in DNA replication and damage to macromolecules, which leads to the accumulation of senescent cells and damaged tissue with age. Various signs of aging have also been linked to genomic instability and have indicated the role of DNA damage accumulation in the aging process and the development of age-related diseases, including heart disease, cancer, diabetes, Alzheimer's disease, and the autoimmune diseases.

Aging is a continuation of a timed growth development program evolving into a phase of late-life self-annihilation. The body adapts to a variety of environmental stresses. These stresses may affect the adaptive responses of specific cellular processes and create resistive strengthening leading to increased longevity. The tendency of the organism to rebalance toward homeostasis is a biological response to both environmental and internal organic conditions that are determined by behavioral processes such as diet, stress, and activity, but can also be affected by certain drugs and/or herbal interventions.


THE BREAKTHROUGH IN LONGEVITY
Chronological Age and Biological Age are Not the Same
The generally accepted "Hallmarks of Aging" have helped modern day researchers tease out what happens to the body as we age and illuminates the diseases that develop as these biological systems break down. Instead of looking at aging as a single event, we now recognize that a synergy of different biological events is happening. By isolating each of the processes we can focus on reversing them, and then address all of the determinant factors of aging together, as a whole integrated organism.

We live in an age of incredible scientific discovery, especially in the human

biological sciences. Although new research into the field of anti-aging appears in scientific journals on a regular basis, we find ourselves on the cutting edge of a new understanding that may unlock the keys to life extension. In fact, the integration of this new research is the foundation of a new understanding we call: "Extended Longevity".

Although aging is common among almost all multicellular organisms, there are exceptions. The existence of species with an observable extended time-dependent functional decline, termed 'negligible senescence', suggests that the aging process can be affected by both internal and external conditions, which may lead to a modification of the aging process.

THE SYSTEM
PROBLEM: Pineal clock- (Pineal / Hypothalmic/ Pituitary/ Superchiasmatic Nucleolus (SCN) axis) this is the master time clock and coordinates the body's circadian rhythm and the time-cycled release of melatonin and other critical hormones and neurotransmitters. Melatonin production declines with age.
SOLUTION: Pinetonal™ - is a Pineal Gland supporting formulation of six (6) plant species known to increase melatonin, pineol, zinc, and selenium. Resting the Pineal gland extends melatonin production.
PROBLEM: Thymic involution- The Thymus involutes from age 30 to the late 60's and transforms into adipose fat. The Thymus produces T-cells and fights infections.
SOLUTION: Thyvolve™ - is designed for regenerating the Thymus Gland and reversing the age-dependent process of Thymus involution.
PROBLEM: Blood signaling and transcription factors- reverse distributed blood signaling of TGF-B1 and Oxytocin (to all cells). This ratio, when out of balance, signals the cells to die and is distributed by the blood.
SOLUTION: Bluecosig Formula - is designed for blood signaling and transcription adjustment, for aging reversal or rejuvenation via blood signaling to all cells.

In order to address these conditions of aging Extended Longevity has developed ten (10) synergistic and mimetic herbal analog formulations. They include:

- **Pinetonal™** - is a Pineal Gland supporting formulation of six (6) plant species known to increase melatonin, pineol, zinc, and selenium, included are phytotherapeutic extracts of Pistacia vera, Scutellaria baicalensis, Passiflora incarnata, Panax quinquefolius, Elitaria cardamomum, and Cinnamomum verum.
- **Thyvolve™** - is designed for regenerating the Thymus Gland and reversing the age-dependent process of Thymus involution. It consists of six (6) phytotherapeutic extracts including Selaginella involvens, Pinus sylvestris (Pollen), Curcuma longa, Zingiber officinale, Elitaria cardamomum, and Cinnamomum verum.
- **Bluecosig™** Formula is designed for blood signaling and transcription adjustment, for aging reversal or rejuvenation via blood signaling to all cells. It contains phytotherapeutic extracts of Caulophyllum thalictroides, Panax quinquefolius, Scutellaria baicalensis, and Curcuma longa.

PROBLEM: Telomere length- Attrition of the protective chromosomal endcaps causing programmed Cellular senescence. Each time the cell divides the telomeres get shorter until the cell can no longer divide. Telomerase can reverse this and regrow telomeres.
SOLUTION: Telogenic Formula is a phytotherapeutic extract of three telomerase acting (3) synergistic herbal analogs.
PROBLEM: Senolytics- (autophagy, mitophagy) Accumulation of senescent zombie-like cells that inflame and signal senescence to healthy cells.
SOLUTION: Sentophagy™ - is a phytotherapeutic extraction of five (5) plant species known to induce autophagy and mitophagy
PROBLEM: Inflammaging- Inflammatory response, altered intercellular communication and the production of inflammatory cytokine and chemokine molecules.
SOLUTION: Inflasolve™ - is formulated to reduce systemic inflammation that is a root cause of aging

- **Telogenic™** Longevity Formula is a phytotherapeutic extract of three (3)

synergistic herbal analogs, including Astragalus membranaceus, Centella asiatica, and Salix Alba. It is a telomerase-creating natural plant extract that stops the degradation of telomeres and rebuilds them, reversing cell loss from telomere attrition.

- **Sentophagy™** - is a phytotherapeutic extraction of five (5) plant species known to induce autophagy and mitophagy, including Taraxacum officinale, Camellia senensis, Berberis vulgarus, Curcuma longa, and Cinnamomum verum.

- **Inflasolve™** - is formulated to reduce systemic inflammation that is a root cause of aging (called "Inflammaging"). It contains phytotherapeutic extracts of Curcuma longa, Boswellia sacra, Salix alba, Camellia sinensis, and Cinnamomum verum.

PROBLEM: Stem Cell Exhaustion- loss of source stem cells.

SOLUTION: Stemegenis ™ - is designed to regenerate active stem cells from the age-dependent condition called "stem cell exhaustion," reversing it.

PROBLEM: Cellular Metabolic Efficiency (NAD, NMN, NR, Sirtuins, Resveratrol, ATP, ROS)- Energy production and mitochondrial dysfunction

SOLUTION: CMEnhance™ - is designed to support Cellular Metabolic Efficiency, increasing Resveratrol, Sirtuins, NAD, and NMN

PROBLEM: Epigenetic clock (DNAm cytosine methylation)- Alterations to the epigenome that control which genes are turned on and off.

SOLUTION: Epiverse™ - is an Epigenetic Clock reversing (DNAm, cytosine methylation) synergistic herbal analog

PROBLEM: Extra Cellular Matrix Stiffening - The decrease in elastin, in turn, increases collagen content and ECM stiffness. This causes age-related diseases such as hypertension, and atherosclerosis.

SOLUTION: Elastage ECM™- is designed to stimulate the growth of elastin and strengthen the flexibility of the Extra Cellular Matrix. Elastic fibers, composed of an elastin core (90%) surrounded by fibrillin-richmicrofibrils (10%), endow tissues with critical mechanical properties such as resilience, flexibility, and elasticity.

- **Stemegenis ™** - is designed to regenerate active stem cells from the age-dependent condition called "stem cell exhaustion," reversing it. It contains phytotherapeutic extracts of Garcinia indica, Astragalus membracanus, and Cinnamomum verum.

- **CMEnhance™** - is designed to support Cellular Metabolic Efficiency, increasing Resveratrol, Sirtuins, NAD, NMN and contains phytotherapeutic extracts of Polygonum cuspidatum, Scutellaria baicalensis, Tabebuia avellanedae, Curcuma longa, and Cinnamomum verum.

- **Epiverse™** - is an Epigenetic Clock reversing (DNAm, cytosine methylation) synergistic herbal analog formulation of six (6) plant species. Included are phytotherapeutic extracts of Berberis vulgaris, Pinus sylvestris (Pollen), Lepidium meyenii, Taraxacum officinale, Elitaria cardamomum, and Cinnamomum verum.

- **Elastage ECM™** - Elastic fibers, composed of an elastin core (90%) surrounded by fibrillin-rich microfibrils (10%), are essential extracellular matrix (ECM) macromolecules endowing extensible tissues with critical mechanical properties such as resilience, flexibility, and elasticity. The cross-linking theory of aging states that aging results from the accumulation of intra-intermolecular crosslinks between molecules with slow turnovers, such as collagen and elastin of the extracellular matrix (ECM).

THE MARKET
A MULTI-TRILLION DOLLAR OPPORTUNITY

$110 Billion
CURRENT VALUE OF ANTI-AGING INDUSTRY IN USA

$610 Billion
VALUE BY 2025
~ Bank of America

$60 Billion
ANNUAL SALES OF PLANT DERIVED MEDICINES IN US

$8.3 Trillion
BUYING POWER OF

1 Billion
GLOBAL POPULATION OF



THE MARKET STRATEGY

- Subscription-based model. (Longevity as a service) $400/month

- Continuous aggregation of data base as user base increases.

- "The longevity Challenge", challenge journalists, bloggers, influencers to take the "Longevity Challenge" – offer product/tests for publication

- Placement in publication and media geared toward 50+ lifestyle, bio-hacking, natural health, and nutraceuticals

- Market influencers: Dave Asprey, Dr. David Sinclair, Dr. Steve Horvath, Dr. Greg Fahey

- Major Societal Influencers: Oprah, Tony Robbins, Dr. Oz.

- Short doc video following 5 people using the product to success. Focus not just on the numbers but the increased benefits to lifestyle, health, and happiness

THE COMPETITION

	NATURAL	PLANT-BASED	PROVEN RESULTS	ADDRESSES AGING HALLMARKS
EXTENDED LONGEVITY	●	●	●	●
TRANSCEND.ME				●
REJUVANT® LIFETABS®			●	
LIFE EXTENSION				
NOVOS LABS				●

THE MILESTONES

Since establishing its business in Hawaii, the Company has accomplished the following:

2019

· The Company has, in place, extraction facilities and production capabilities on Maui, Hawaii. These facilities can meet current production demand for its plant-based extraction products. The existing facility can are capable of producing over 50,000 product units per month. Additional ramp-up production facilities are on site to meet additional demand and would allow the Company to produce over 4,000,000 product units per month.

· The Company is developing a portfolio of intellectual property, including Trademarks and Copyrights with the United States Patent & Trademark Office (USPTO).

2020

· Initial successful test markets for its products have been conducted in Maui, Hawaii and over the Internet.

· The Company has launched its website and online store (www.extendedlongevity.com)

· In a soft test launch in 2020, the Company has realized over $25,000 in sales for its Extended longevity products, including the sale of its eleven (13) Phytotherapeutic extracts.

2021

· Testing has confirmed proof of concept with a cohort of 2 men age 67 and 74. After one year of daily EL product consumption the Epigenomic Clocks have demonstrated and subsequent age deceleration is confirmed at 15 years and 14 years, respectively.

THE TEAM

Steven M. Schorr, Age 68, Founder, CEO, CSO and Director, Extended Longevity, Inc.

Mr. Schorr is an executive with 47 years of experience in the development of biotechnology, products, and business. Mr. Schorr is a patented inventor/entrepreneur and scientist. He has authored 20 U.S. and International Patents.

· 2008-2013 Co-Founder and CSO, KonaRed Corporation, a publicly traded company (NASDAQ: KRED).

· 1969 –present Founder, Chairman, and CEO, Bioponic Phytoceuticals, Inc. which was a publicly traded company (NASDAQ: BPYT).

Harriel D. Schorr, age 42, COO, Extended Longevity, Inc.

Expert in Product & Brand Development specializing in Graphic & Industrial design. Mr. Schorr has led product identity and branding development teams. He is knowledgeable in using high-grade glass distillation and extraction equipment for large scale production.

· 2001-Industrial Designer at Stratos Product Development in Seattle WA.

· 2005-Present COO, Bioponic Phytoceuticals, Inc. Responsible for product development, natural product formulation and production, product concept ideation and creation, graphic design, and sales and marketing.

Mark Mathews, age 46, CMO, Extended Longevity, Inc.

Mark is an experienced creative manager who helped develop WeWork's initial promotional image. He provided strategy for award winning creative technology agency, NEXT/NOW, which specializes in AR/VR, Gesture control, Motion tracking, RFID and Projection Mapping for retail, event, and corporate spaces; winning them 34 industry awards in three years. He successfully shepherded Shopbot, a jewelry eCommerce site, from concept to delivery.

· Specialties include new media, content creation, strategy, and branding.

· Clients include: Clear Channel, Harley Avenue,



• 1991-1999 Co-Founder, President, and CEO, MR3 Systems Inc. which was a publicly traded company (NASDAQ: MRMR).
• 2008-2013 Production Manager, KonaRed Corporation, a publicly traded company (NASDAQ: KRED). Led the production team in the manufacture of coffee fruit extract.
Mike's Hard Lemonade, State Farm, Progressive, and the State of Illinois. Mark has also worked on some of the world's biggest films and T.V. including Pirates of the Caribbean, Modern Family, and Top Chef.

THANK YOU
Extended Longevity
CONTACT:
Steven M. Schorr, CEO
sms@extendedlongevity.com
808.264.7073

*None of these statements have been evaluated by the Food and Drug Administration. These products are not intended to diagnose, treat, cure or prevent any disease.

Disclaimer: The entire contents of this campaign page are the opinion of Extended Longevity, Inc. They are not intended to replace a one-on-one relationship with a qualified health care professional, and they are not intended as medical advice. They are intended as a sharing of knowledge and information from the research and experience of Extended Longevity, Inc. Extended Longevity, Inc. encourages you to make your own health care decisions based on your research and in partnership with a qualified health care professional.

All material provided from Extended Longevity is for informational or educational purposes only. Consult a physician regarding the applicability of any opinions or recommendations with respect to your symptoms or medical condition. The instructions and advice presented from Extended Longevity are in no way intended as medical advice or a substitute for medical counseling. The information should be used in conjunction with the guidance and care of your physician. Consult your physician before beginning this program. Your physician should be aware of all medical conditions you may have, as well as medications and supplements you are taking. If you are on diuretics or diabetes medication, have liver or gallbladder disease, take medications, or have other health concerns, please proceed only under a doctor's supervision. This program should not be used by patients on dialysis or by women who are pregnant, nursing, or trying to conceive. You must be at least 30 years of age to do the Extended Longevity Program.